[VANGUARD SHIP LOGO]



                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-5284
                                                     Lisa_Matson@vanguard.com


April 3, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission              VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor

Washington, D.C. 20549

RE: VANGUARD SPECIALIZED FUNDS


Dear Mr. Sandoe,

  The following responds to your comments of March 17, 2006 on the post-effective amendment of the registration statement of the Vanguard Specialized Funds (the "Trust"). You commented on Post-Effective Amendment No. 58 that was filed on February 8, 2006.

COMMENT 1:        DIVIDEND APPRECIATION FUND - MARKET CAPITALIZATION RANGE
--------------------------------------------------------------------------

Comment: Please disclose market capitalization ranges as of a relevant recent date. If the Fund's strategy is to invest in small or mid-cap stocks, please include appropriate risk disclosure.

Response:         We have added the following text:

                  The Fund's investment in the index will be within the capitalization range of the companies included in the Dividend Achievers Select Index ($198 million to $378 billion as of February 28, 2006). In the future, the index's market capitalization range may be higher or lower, and the Fund's investments may track another index. Such changes may occur at any time and without notice to Fund shareholders.

COMMENT 2:        DIVIDEND APPRECIATION FUND- PROFILE
-----------------------------------------------------

Comment: Please insert appropriate date of Fund launch on Page 2 (change from 2005 to 2006).

Response:         We have added correct language.

COMMENT 3:        DIVIDEND APPRECIATION FUND - FREQUENT TRADING AND MARKET
                  TIMING
--------------------------------------------------------------------------

Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies

Christian Sandoe
April 3, 2006
Page 2


                  applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 4:        DIVIDEND APPRECIATION FUND--BACK COVER
--------------------------------------------------------

Comment: Please add Vanguard's website to the list of places to contact Vanguard to obtain more information about Vanguard, the Fund, and the Fund's annual and semi-annual reports.

Response:         We have added appropriate disclosure.


COMMENT 5:        VANGUARD PRECIOUS METALS AND MINING FUND: PROFILE
-------------------------------------------------------------------

Comment: Consider adding disclose in the Fund's strategy section that the companies involved in processing focus primarily on precious metals, whereas companies engaged in mining activities tend to deal in minerals, rather than precious metals.

Response:         We believe our current disclosure adequately explains the
                  various types of companies in which the Fund may invest, including such companies' varied mining or processing activities, as well as the variety of materials in which the Fund is permitted to invest.

COMMENT 6:        VANGUARD PRECIOUS METALS AND MINING FUND--PRIMARY RISKS
-------------------------------------------------------------------------

Comment: Since most of the companies in which the Fund invests are small-and mid-capitalization companies, please include investment in small and mid-cap stocks as a primary risk of the Fund.

Response:         We have added appropriate risk disclosure.

COMMENT           7: VANGUARD PRECIOUS METALS AND MINING FUND--PRIMARY
                  INVESTMENT STRATEGY
----------------------------------------------------------------------

Comment: Since emerging markets risk is listed as a primary risk, consider including it as part of the Fund's primary investment strategy.

Response:         The Fund's primary investment strategy is to invest in stocks of foreign and U.S. companies principally engaged in activities related to metals or minerals. The primary strategy is not to invest in countries located in emerging markets. The fact that many of the Fund's investments are in companies located in emerging markets is a byproduct of the Fund's actual strategy. For this reason we have included such disclosure as a risk, even though it is not a primary investment strategy. The existence of emerging markets risk does not change the Fund's primary strategy of investing in companies engaged in activities related to metals and minerals into one of seeking to invest in companies located in emerging markets.

COMMENT           8: VANGUARD PRECIOUS METALS AND MINING FUND - FREQUENT TRADING
                     AND MARKET TIMING
--------------------------------------------------------------------------------

Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Christian Sandoe
April 3, 2006
Page 3


Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 9:        VANGUARD PRECIOUS METALS AND MINING FUND --BACK COVER
-----------------------------------------------------------------------

Comment: Please add Vanguard's website to the list of places to contact vanguard to obtain more information about Vanguard, the Fund, and the Fund's annual and semi-annual reports.

Response:         We have added appropriate disclosure.

COMMENT 10:   STATEMENT OF ADDITIONAL INFORMATION: ADVISORY FEE DISCLOSURE
--------------------------------------------------------------------------

Comment: The detail regarding the Vanguard Precious Metals and Mining Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:         We currently have the appropriate level of disclosure.
                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The
                  2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee
                  Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

COMMENT 11:   STATEMENT OF ADDITIONAL INFORMATION: PERFORMANCE FEES
-------------------------------------------------------------------

Comment: SAI disclosure for M&G Investment Management Limited states that a performance fee is paid to the adviser. Please ensure that the Prospectus disclosure is comparable.


(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
(June 25, 2003) (order). (2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

Christian Sandoe
April 3, 2006
Page 4


Response:         We have added the following disclosure:

                  In addition, M&G's advisory fee may be increased or decreased, based on the cumulative returns of the Fund over a trailing 36-month period as compared with that of the S&P/Citigroup Customized Precious Metals and Mining Index over the same period.

COMMENT           12: STATEMENT OF ADDITIONAL INFORMATION: MATERIALS CONFLICTS
                  OF INTEREST
------------------------------------------------------------------------------

Comment: Please clarify what the material conflicts of interest are that the adviser to Vanguard Precious Metals and Mining Fund seeks to eliminate.

Response:         The following is added to the disclosure under Material
                  Conflicts of Interest:

                  At M&G, individual portfolio managers may manage multiple accounts for multiple clients. In addition to mutual funds, these other accounts may include non-US collective investment schemes, insurance companies, and segregated pension funds. M&G manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes and oversight by directors. M&G has developed trade allocation procedures and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds participate in investment decisions involving the same securities.

COMMENT 13:   STATEMENT OF ADDITIONAL INFORMATION: COMPENSATION
---------------------------------------------------------------

Comment: Please describe how bonus calculation is made to the Fund's portfolio managers.

Response:         The disclosure under Description of Compensation states:

                  Bonus payment levels are closely aligned with `outputs', chiefly investment performance but also other results. Bonuses are discretionary, variable year on year and reflect personal, team and company performance. Depending on the fund's objective, M&G uses either a representative index or a representative group of competitor funds as a benchmark against which to measure performance. In the case of Vanguard Precious Metals and Mining Fund, the performance factor of the fund manager's bonus is dependent on the Fund's performance over one- and three-year periods compared with a representative benchmark index. The actual bonus, which is paid on an annual basis, may be up to a multiple of base salary depending on the achieved percentile ranking in this peer group over these time periods.

COMMENT 14:       TANDY REQUIREMENTS
------------------------------------

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

Christian Sandoe
April 3, 2006
Page 5


                  As required by the SEC, the Trust acknowledges that:
                  o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Lisa Matson
Lisa L. B. Matson
Associate Counsel

Securities Regulation, Legal Department